February 19, 2020
VIA EDGAR
Ernest Greene, Staff Accountant
Martin James, Senior Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549
RE:    Cintas Corporation
Form 10-K for the Fiscal Year Ended May 31, 2019
Filed July 26, 2019
File No. 000-11399
Ladies and Gentlemen:
Cintas Corporation, a Washington corporation (the “Company,” “we,” “us,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 7, 2020 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2019, filed July 26, 2019 (the “Form 10-K”).
Below are the Company’s responses. For the convenience of the Staff, the italicized numbered responses set forth below correspond to the comments contained in the Comment Letter.
Form 10-K for the Fiscal Year Ended May 31, 2019
Item 1. Business, page 3

1.
You disclose that you provide your products and services to customers primarily in North America, as well as Latin America, Europe and Asia but we note no further discussions in the filing of your business activities outside the United States. To help us understand your conclusion on the need for such disclosure, please tell us the specific countries in which you operate, the types of services and products you offer, the channels through which you provide these services and products, and a measure of your long-lived assets and employees in each country. Also, describe to us any risks attendant to these operations. Please refer to Item 101 of Regulation S-K.

Response: In response to the Staff’s comment, we respectfully advise the Staff that substantially all of our business activities are in the United States. We provide customers outside of the United States with a wide range of products and services including uniforms, floor care, restroom supplies, first aid and safety products, fire extinguishers and testing, and safety and compliance training. These foreign customers are primarily located in Canada. Customers and business activities outside the United States, in the aggregate, represent less than 10% of our consolidated revenue and long-lived assets. Based on the fact that our business activities outside the United States represent a small portion of our overall operations, we do not believe there to be any significant risks unique to our operations outside the United States that are not already addressed in Item 1A. Risk Factors of our Annual Report on Form 10-K for the year ended May 31, 2019 (the “2019 Form 10-K”). We will continue to monitor the significance of customers and business activities outside of the United States and will revise the disclosure in our future filings to the extent required.
Additionally, in response to the Staff’s comment, we will revise the disclosure in future filings to read “Cintas Corporation… helps more than one million businesses of all types and sizes, primarily in the United States, as well as Canada, Latin America, Europe and Asia, get Ready™ to open their doors with confidence every day by providing a wide range of products and services that enhance our customers’ image and help keep their facilities and employees clean, safe and looking their best.”

Cintas Corporation 6800 Cintas Boulevard P.O. Box 625737 Cincinnati, OH 45262-5737 Office 513.459.1200 www.cintas.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
February 19, 2020

Notes to Consolidated Financial Statements
Note 1. Significant Accounting Policies
Inventories, net, page 41

2.
We note the disclosure of your use of inventory turns and that the judgments and estimates used to calculate inventory turns will have an impact on the valuation of inventories. Please revise the Critical Accounting Estimates section of MD&A in future filings to include a discussion of the methodologies, key assumptions and judgments used in accounting for your inventory, and explain how changes in these assumptions could impact your accounting estimates. Also, clearly describe your policies for writing down impaired inventory.

Response: In response to the Staff’s comment, we respectfully advise the Staff that as disclosed in Note 1. Significant Accounting Policies in the 2019 Form 10-K, the Company’s accounting policy with respect to the valuation of inventories does utilize inventory turns, which requires judgments and estimates. However, these key assumptions, individually and collectively, do not meet the threshold for a Critical Accounting Estimate as the range of outcomes do not have the ability to materially impact the consolidated financial statements. In future filings, we will revise the Inventories, net section in Note 1. Significant Accounting Policies to read substantially as follows:
Inventories, net.  Inventories are valued at the lower of cost (first-in, first-out) or net realizable value. Inventory is comprised of the following amounts at May 31:

(In thousands)	2019	2018

Raw materials	$17,812	$17,042
Work in process	28,820	27,350
Finished goods	287,957	235,955
	$334,589	$280,347

Inventories are recorded net of reserves for obsolete inventory of $32.7 million and $37.0 million at May 31, 2019 and 2018, respectively. The inventory obsolescence reserve is determined by specific identification, as well as an estimate based on Cintas' historical rates of obsolescence. Once a specific inventory item is written down to the lower of cost or net realizable value, a new cost basis has been established, and that inventory item cannot subsequently be marked up.

3.	Explain to us how your accounting for impaired inventory complies with ASC 330-10-35-14 and SAB Topic 5.BB and revise this note in future filings to clearly indicate such compliance.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we account for impaired inventory in accordance with ASC 330-10-35-14 and SAB Topic 5.BB. The Company’s accounting policies indicate that once a specific inventory item is written down to the lower of cost or net realizable value, a new cost basis has been established, and that inventory item cannot subsequently be marked up.
In future filings, we will revise the Inventories, net section in Note 1. Significant Accounting Policies to read substantially as follows:
Inventories, net.  Inventories are valued at the lower of cost (first-in, first-out) or net realizable value. Inventory is comprised of the following amounts at May 31:

(In thousands)	2019	2018

Raw materials	$17,812	$17,042
Work in process	28,820	27,350
Finished goods	287,957	235,955
	$334,589	$280,347

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
February 19, 2020

Inventories are recorded net of reserves for obsolete inventory of $32.7 million and $37.0 million at May 31, 2019 and 2018, respectively. The inventory obsolescence reserve is determined by specific identification, as well as an estimate based on Cintas' historical rates of obsolescence. Once a specific inventory item is written down to the lower of cost or net realizable value, a new cost basis has been established, and that inventory item cannot subsequently be marked up.

Litigation and other contingencies, page 44

4.
We note the policy presented in this section and no further discussions of your contingencies in the filing, although we note news articles relating to matters that would normally give rise to contingencies for the company. Please tell us how you considered the requirements of ASC 450-20-50, in particular ASC 450-20-50-3 through 50-5, in concluding on the adequacy of your disclosure. Otherwise, confirm that you will revise your future filings to provide the more detailed disclosures required by that guidance.

Response: In response to the Staff’s comment, we respectfully advise the Staff that in considering whether or not specific contingencies, including litigation, should be disclosed, we evaluate the likelihood that there is at least a reasonable possibility that a material loss may have been incurred related to these matters. We review the procedural status of any known case or allegation and the nature of allegations made in each complaint as of the consolidated balance sheet date and through the date of our filing of the consolidated financial statements. Based on our review and in consideration of the impact on the consolidated financial statements, we determined that neither an accrual for a loss contingency nor consolidated financial statement disclosure was required to be disclosed in the 2019 Form 10-K under FASB ASC 450-20-50.
Note 12. Earnings per Share, page 62

5.
Please revise this note in future filings to describe the participating securities outstanding that necessitates your use of the two-class method for computing earnings per share, or to refer the reader to a note where you provide that information. See ASC 260-10-50-1.

Response: In response to the Staff’s comment, we respectfully advise the Staff that in future filings, we will add the following statement in Note 12. Earnings Per Share, “Cintas uses the two-class method to calculate basic and diluted earnings per share as a result of outstanding participating securities in the form of restricted stock awards. See Note 13 entitled Stock-Based Compensation for additional information on restricted stock awards.”
Note 15. Operating Segment Information, page 67

6.
You disclose two reportable operating segments in this note and also refer to your Fire Protection Services and Uniform Direct Sales businesses that are presented in the All Other category. Please clarify for us, and revise the note in future filings to identify each of your operating segments and to disclose whether operating segments have been aggregated into the reportable segments. Refer to ASC 280-10-50-21.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have disclosed all four of our operating segments, with two of those operating segments being identified as reportable operating segments (Uniform Rental and Facility Services and First Aid and Safety Services). Our Fire Protection Services and Uniform Direct Sales businesses represent operating segments. We do not aggregate any of our operating segments into a single reportable segment. Consistent with ASC 280-10-50-12 through 15, because our Fire Protection Services and Uniform Direct Sales operating segments are not required to be reportable, we will continue to combine and disclose those operating segments in an “All Other” category. To provide clarity that each of our operating segments are disclosed, we will update our disclosure in future filings to replace the term “businesses” with “operating segments” for the Fire Protection Services and Uniform Direct Sales operating segments.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
February 19, 2020

7.
We note the eight groups of products and services displayed on the company’s website, namely, (i) Uniforms & Apparel, (ii) Facility Services, (iii) Tile & Carpet Cleaning, (iv) Restroom & Hygiene Solutions, (v) Training & Compliance, (vi) Flame Resistant Clothing, (vii) First Aid & Safety, and (viii) Fire Protection. Please address the following:

•	Explain to us how these eight lines of business are reflected in your two reportable segments and the All Other category.

•	Tell us whether the lines of business represent operating segments for which discrete financial information is available.

•	If so, explain to us your conclusion that they exhibited similar economic characteristics and met the other criteria outlined in ASC 280-10-50-11 to be aggregated.

•	Tell us who is your chief operating decision maker and briefly describe the information he reviews and when.

Response: In response to the Staff’s comment, we respectfully advise the Staff that our website presents eight unique categories of products and services that we provide to our customers. This website information is primarily used for marketing and informational purposes to communicate to customers and potential customers our products and services for improving their corporate image and improving safety and cleanliness in the workplace.

These eight categories of products and services exist within our operating segments as follows:

•
The Uniform Rental and Facility Services operating segment consists of Uniforms & Apparel, including Flame Resistant Clothing, that are primarily rented to our customers, Facility Services, Tile & Carpet Cleaning, and Restroom & Hygiene Solutions.

•	The First Aid and Safety Services operating segment consists of First Aid & Safety and Training & Compliance.

•	The Fire Protection Services operating segment consists of fire protection services.

•	The Uniform Direct Sales operating segment consists of Uniforms & Apparel that are directly sold to our customers.

We do not consider these eight categories of products and services to be separate lines of business. Instead these are categories of revenue within the respective operating segments. These categories of revenue do not represent operating segments because discrete financial information is not available. Each of the four operating segments has discrete financial information, and each operating segment’s financial results, specifically revenue (including internal growth), cost of goods sold, gross margin, selling, general and administrative expenses and operating income, are assessed and reviewed on a regular basis by our chief executive officer, who we have concluded is the chief operating decision maker.

8.
To the extent each line of business does not represent an operating segment, describe to us the similarities in the businesses, including the nature of the services and products, the types or classes of customers, the distribution methods, etc., and any other factors you considered in concluding that they could be grouped into one or more operating segments.

Response: In response to the Staff’s comment, we respectfully advise the Staff that these eight categories of products and services are categories of revenue within the respective operating segments noted above, but do not represent operating segments because discrete financial information is not available. Within each operating segment, the respective categories of revenue are sold to shared customers through shared sales channels, delivered through shared distribution channels from shared physical locations and managed through shared general and administrative functions.

Schedule II - Valuation and Qualifying Accounts and Reserves, page 85

9.
Please remove the information relating to the Reserve for Obsolete Inventory from this schedule in future filings. Note that amounts recorded in separate accounts to recognize obsolete and slow-moving inventory are not considered reserves for the purpose of this schedule because those amounts in substance represent normal adjustments / impairment of inventory rather than true “reserves”. Refer to Rule 12-09 of Regulation S-X, SAB Topic 5.BB and ASC 330-10-35-14.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
February 19, 2020

Response: In response to the Staff’s comment, we respectfully advise the Staff that the Company will revise future filings to remove the information relating to the reserve for obsolete inventory in its Schedule II - Valuation and Qualifying Accounts.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 513-972-2079.
Sincerely,

/s/ J. Michael Hansen
J. Michael Hansen
Chief Financial Officer